400 Applewood Crescent, 2nd Floor
Vaughan, ON L4K 0C3
T: 905 532 7510 F: 905 532 7576
www.progressivewaste.com
Thomas J. Cowee Vice President & Chief Fiancial Officer Direct: 905-532-7521 Email: tom.cowee@progressivewaste.com

December 20, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549-4631

Attention:                                         Rufus Decker, Accounting Branch Chief

Division of Corporate Finance

And:                                                                     Nudrat Salik, Staff Accountant

Division of Corporate Fianace

Dear Sir/Madame:

Re:                             Progressive Waste Solutions Ltd.

Form 40-F for Year ended December 31, 2010

Filed March 31, 2011

File No. 1-34370

Set forth below are the responses of Progressive Waste Solutions Ltd. to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filing as set forth in the letter dated December 9, 2011.  We have repeated the comments and followed each comment with our response.

Form 40-F for Year ended December 31, 2010

General

1.             General instruction B(3) of the Form 40-F requires you to file audited annual financial statements and accompanying management’s discussion and analysis under the cover of the Form 40-F.  In future filings, please provide the audited financial statements and accompanying management’s discussion and analysis in your Form 40-F rather than incorporating by reference these items into your Form 40-F.  Alternatively, you may file these items as exhibits to the Form 40-F.

Company Response:

In future filings, we will provide the audited financial statements and accompanying management’s discussion and analysis in the Form 40-F or file these items as exhibits to the Form 40-F.

In addition, as requested in your letter of December 9, 2011, we confirm that:

•                  We are responsible for the adequacy and accuracy of the disclosure in our filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Progressive Waste Solutions Ltd.

/s/ Thomas J. Cowee

Thomas J. Cowee
Vice President and Chief Financial Officer